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                                  [LETTERHEAD]

                                November 15, 1996


VIA OVERNIGHT MAIL AND EDGAR
----------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Document Control

      Re:  EarthLink Network, Inc.
           Request to Withdraw Registration Statement on Form S-1
           Commission File No. 333-5055


Ladies and Gentlemen:

      On behalf of EarthLink Network, Inc. (the "Company"), and as its counsel, we hereby request that the Registration Statement on Form S-1 (Commission File No. 333-5055) originally filed by the Company with the Securities and Exchange Commission on June 3, 1996, be formally withdrawn.

      If you have any questions regarding this request to withdraw this Registration Statement, please do not hesitate to contact me at (404) 888-4045.


                                               Very truly yours,


                                               /s/ J. STEPHEN HUFFORD
                                               ---------------------------
                                               J. Stephen Hufford



JSH:kdb

cc:  Mr. James E. Daly, Securities and Exchange Commission
     Ms. Sarah L. Cunningham, Securities and Exchange Commission
     Mr. Sky D. Dayton, EarthLink Network, Inc.
     Mr. Charles G. Betty, EarthLink Network, Inc.
     Mr. Barry W. Hall, EarthLink Network, Inc.
     Scott M. Hobby, Esq., Hunton & Williams
     W. Tinley Anderson, III, Esq., Hunton & Williams
     Alan Singer, Esq., Morgan, Lewis & Bockius
     Nasdaq Stock Market (Nasdaq Regulatory Filings)